UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   April 2007   File No.    1127307

Golden Goliath Resources LTD

(Name of Registrant)

711, 675 West Hastings Street, Vancouver, British Columbia V6B 1N2

(Address of principal executive offices)

1.

Interim Financial Statements for the period ended February 28, 2007

2.

Management Discussion and Analysis for the period ended February 28, 2007

3.

Certification of Interim Filings – CEO

4.

Certification of Interim Filings – CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

(Registrant)

Dated: May 21, 2007                                         By: /s/ J. Paul Sorbara

President

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR SIX MONTHS ENDED FEBRUARY 28, 2007

UNAUDITED – PREPARED BY MANAGEMENT

The financial statements for the six-month period ended February 28, 2007 have not been reviewed by the Company’s auditors.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	FEBRUARY 28	AUGUST 31
	2007	2006
ASSETS
Current Cash and cash equivalents	$ 233,672	$ 134,632
Short term investments	930,000	1,512,759
Accounts receivable (Note 3)	30,333	55,227
Prepaid expenses	16,005	10,163
	1,210,010	1,712,781
Mineral Property Acquisition Costs (Note 4)	334,773	334,773
Mineral Property Exploration Costs (Note 4)	2,837,097	2,638,679
Capital Assets (Note5)	54,782	52,621
	$4,436,662	$4,738,854
LIABILITIES Current Accounts payable and accrued liabilities	$ 57,199	$ 34,851
SHAREHOLDERS’ EQUITY Share Capital (Note 6)	11,916,774	11,916,774
Contributed Surplus (Note 6)	1,244,635	1,238,038
Deficit	(8,781,946)	(8,450,809)
	4,379,463	4,704,003
	$4,436,662	$4,738,854

Approved by the Directors:

“J. Paul Sorbara”

“Stephen W. Pearce”

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

3 MONTHS ENDED

6 MONTHS ENDED

FEBRUARY 28

FEBRUARY 28

	2007	2006	2007	2006
Expenses
Amortization	$ 1,236	$ 2,197	$ 5,414	$4,297
Automobile	699	1,101	1,884	2,185
Foreign exchange	8,849	7,834	16,576	12,594
Management fees	30,000	30,000	60,000	60,000
Office and general	41,494	20,653	71,464	41,673
Professional fees	11,931	21,905	38,689	34,845
Rent and utilities	16,760	17,885	33,275	32,871
Transfer agent and filing fees	5,143	18,871	8,736	21,606
Travel	2,252	3,315	13,219	13,192
Stock based compensation	6,597	-	6,597	-
Wages and benefits	55,629	57,584	96,844	100,963
Loss Before The Following	180,590	181,345	352,698	324,226
Interest Income	9,223	11,404	21,561	18,596
Net Loss For The Period	171,367	169,941	331,137	305,630
Deficit, Beginning Of Period	8,610,579	7,455,124	8,450,809	7,319,435
Deficit, End Of Year Period	$8,781,946	$7,625,065	$8,781,946	$7,625,065
Loss Per Share – Basic	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Diluted
Weighted Average Number of Common Shares Outstanding – Basic And Diluted	42,283,561	37,830,364	42,283,561	37,533,467

The accompanying notes are integral part of these consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	3 MONTS ENDED FEBRUARY 28		6 MONTHS ENDED FEBRUARY 28
	2007	2006	2007	2006
Cash Provided By (Used For)
Operating Activities Net loss for the period	(171,367)	$(169,941)	$(331,137)	$(305,630)
Items not affecting cash: Stock based compensation	6,597	-	6,597	-
Amortization	1,165	2,197	5,343	4,297
Change in non-cash working capital items: Accounts receivable	41,181	(5,926)	24,894	(14,043)
Accounts payable and accrued liabilities	4,688	7,751	22,348	1,897
Prepaid expenses	845	9,150	(5,842)	(1,072)
Cash Used In Operating Activities	(116,891)	(156,769)	(277,797)	(314,551)
Investing Activities Expenditures on mineral properties	(115,333)	(85,603)	(198,418)	(140,121)
Purchase of short term investments		(989,600)		(799,600)
Proceeds from redemption of short term investments	385,492		582,759
Purchase of capital assets	(990)	(1,906)	(7,504)	(1,906)
	269,169	(1,077,109)	376,837	(941,627)
Financing Activities Share issuances for cash	-	1,440,262	-	1,440,262
Share issue (costs) recovery	-	(127,170)	-	(127,170)
	-	1,313,092	-	1,313,092
Increase In Cash	152,278	79,214	99,040	56,914
Cash And Cash Equivalents, Beginning Of Period	81,394	42,336	134,632	64,636
Cash And Cash Equivalents, End Of period	$233,672	$ 121,550	$233,672	$121,550

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007
(Unaudited)

1.

NATURE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia on June 12, 1996.

The Company’s principal business activity is the exploration of mineral properties in Mexico. The Company has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia.

b)

Use of Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions, which can affect the reported balances. In determining estimates of the valuation of its assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying the asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

c)

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and those short term money market instruments that are readily convertible to cash with an original term of less than ninety days. Term deposits with maturity terms greater than ninety days are classified as short term investments.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007
(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)

Mineral Property Acquisition and Exploration Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

e)

Capital Assets

Capital assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. The following rates are applied:

Computer equipment	25%
Furniture and fixtures	10%
Vehicles	25%

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

f)    Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)   Asset Retirement Obligations (Continued)

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at February 28, 2007, no provision has been made for asset retirement obligations.

g)   Loss Per Share

Loss per share has been calculated using the weighted average number of common shares outstanding for the year. The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants, whereby diluted earnings per share is calculated using the treasury stock method. Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrants or share option arrangements would be anti-dilutive.

h)

Stock Based Compensation

The Company applies the accounting Standard 3870 – “Stock-Based Compensation and Other Stock Based Payments”) requirement of the Canadian Institute of Chartered Accountants (“CICA”). Under this standard all stock options granted to non-employees are accounted for using the fair value-based method of accounting. During 2004, the company adopted, with retroactive application, the fair value-based method of accounting for stock options granted to employees and directors. Compensation costs attributable to share options granted are measured at fair value at the grant date and are expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

i)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007
(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)    Foreign Currency Translation

Minera Delta S.A. de C.V. is an integrated foreign operation and has been translated as follows; monetary items and those non-monetary items that are carried at market are translated to Canadian dollars at the rate prevailing on the balance sheet date. Non-monetary items, other than those carried at market, are translated at historical exchange rates. Income statement items have been translated on the date of occurrence. Amortization expense is translated at the same exchange rates as the assets to which they relate. The resulting gains or losses arising on the translation of foreign currency items are credited or charged to earnings.

k)

Financial Instruments

The carrying value of cash and cash equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature, unless otherwise noted.

l)

Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its resource property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future recoverability of its resource property costs. Impairment losses or write downs are recorded in the event the net book value exceeds the estimated indicted future cash flows attributable to such assets.

m)

Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective September 1, 2005 and has determined that it does not have a primary beneficiary interest in VIEs.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007
(Unaudited)

3.   ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:	2007	2006
Taxes recoverable	$ 27,475	$ 48,183
Interest receivable	906	12,864
Other receivable	1,952	916
	$ 30,333	$ 61,963

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

(Unaudited)

4.  DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

	SAN				OTEROS	BUFALO LA HERMOSA LA BARRANCA	LOS HILOS LAS BOLAS EL MANTO DON LAZARO	NOPALERA	TOTAL	TOTAL
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	FLOR DEL	2007	2006
	ORO	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	TRIGO
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs Assaying	14,871	-	-	-	-	-	11,332	-	26,203	21,474
Drilling	25,918	-	-	-	-	-	985	-	26,903	9,322
Geology and mapping	12,850	1,453	1,573	-	-	2,310	29,448	-	47,634	49,472
Property taxes and passage rights	653	153	3,725	3,223	951	4,760	1,206	8,712	23,383	15,658
Salaries	7,267	8,679	-	-	-	-	10,796	-	26,742	12,965
Travel	2,023	-	-	-	-	31	174	-	2,228	8,227
Road construction and site preparation	20,300	210	126	-	-	-	1,326	-	21,962	8,215
Miscellaneous	14,741	3,792	137	-	-	64	4,502	127	23,363	14,488
Current costs	98,623	14,287	5,561	3,223	951	7,165	59,769	8,839	198,418	140,121
Balance, beginning of year	784,405	26,695	474,358	22,489	7,178	12,409	1,325,554	320,364	2,973,452	2,306,953
Balance, end of period	$883,028	$ 40,982	$ 479,919	$ 25,712	$ 8,129	$ 19,574	$ 1,385,323	$329,203	$ 3,171,870	$2,447,074
Costs summary Acquisition	$ 69,257	$ -	$ 75,000	$ -	$ -	$ -	$ 187,123	$ 3,393	$ 334,773	334,773
Exploration	$813,771	$ 40,982	$ 404,919	25,712	$ 8,129	$ 19,574	$ 1,198,200	$ 325,810	$2,837,097	2,112,301

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007 (Unaudited)

4.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

	SAN TIMOTEO ORO	NUEVA UNION	LA REFORMA	CORONA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO	TOTAL 2006
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs Assaying	-	-	-	-	-	91	21,383	-	21,474
Drilling	-	-	-	-	-	-	9,322	-	9,322
Geology and mapping	-	-	5,125	-	-	1,314	43,033	-	49,472
Property taxes and passage rights	435	153	3,107	2,683	669	5,156	1,254	2,202	15,658
Salaries	-	8,584	-	-	-		4,381	-	12,965
Travel	-	1,972	-	243	-	125	5,887	-	8,227
Road construction and site preparation	-	-	-	-	-	-	8,215	-	8,215
Miscellaneous	-	2,751	-	533	-	854	10,650	-	14,788
Current costs	435	13,460	8,232	3,459	669	7,540	104,124	2,202	140,121
Balance, beginning of year	777,457	-	446,279	16,514	5,887	-	950,012	110,804	2,306,953
Balance, end of period	$ 777,892	$ 13,460	$ 454,511	$ 19,973	$ 6,556	$ 7,540	$ 1,054,136	$ 113,006	$ 2,447,074
Costs summary Acquisition	$ 69,257	$ -	$ 75,000	$ -	$ -	$ -	$ 187,123	$ 3,393	$ 334,773
Exploration	$ 708,635	$ 13,460	$ 379,511	$ 19,973	$ 6,556	$ 7,540	$ 867,013	$ 109,613	$ 2,112,301

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007
(Unaudited)

4.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

The Company has various net smelter returns on specific claims forming a part of the Company`s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

5.

CAPITAL ASSETS

	2007
	COST	ACCUMULATED AMORTIZATION	NET

Computer equipment	$ 25,158	$ 15,792	$ 9,366
Furniture and fixtures	26,191	7,318	18,873
Vehicles	38,802	12,259	26,543

	$ 90,151	$ 35,369	$ 54,782

	2006
	COST	ACCUMULATED AMORTIZATION	NET

Computer equipment	$ 21,580	$ 14,101	$ 7,479
Furniture and fixtures	18,682	5,886	12,796
Vehicles	32,018	9,352	22,666

	$ 72,280	$ 29,339	$ 42,941

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007
(Unaudited)

6.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of shares without par value.

Issued and Fully Paid	NUMBER OF SHARES	AMOUNT
Balance, August 31, 2003	28,361,689	$7,835,501
Issued for cash at $0.20 per share	200,000	40,000
Issued for options exercised at $0.25 per share	150,000	37,500
Issued for warrants exercised at $0.25 per share	12,627	3,157
Issued for warrants exercised at $0.22 per share	7,310,884	1,608,395
Fair value of options allocated to shares on exercise	-	14,870
Issued for cash at $0.45 per share	1,200,000	540,000
Share issue costs recovery	-	4,176
Balance, August 31 2006 and February 28, 2005	37,235,200	10,083,599
Issued for warrants exercised at $0.25 per share	11,111	2,778
Balance, August 31, 2005	37,246,311	10,086,377
Issued for options exercised at $0.25 per share	15,000	3,750
Issued for options exercised at $0.36 per share	25,000	9,000
Issued for warrants exercised at $0.55 per share	40,000	22,000
Issued for cash at $0.35 per share	4,000,000	1,400,000
Issued for agent’s commission	15,750	5,512
Share issue costs	-	(195,681)
Balance, February 28, 2006	41,342,061	11,330,958
Issued for options exercised at $0.25 per share	50,000	12,500
Issued for options exercised at $0.30 per share	50,000	15,000
Issued for warrants exercised at $0.55 per share	841,500	462,825
Fair value of options allocated to shares on exercise	-	26,980
Fair value of agent’s warrants	-	80,013
Share issue costs	-	(11,502)
Balance, August 31 2006 and February 28, 2007	42,283,561	$11,916,774

In February 2006, the Company completed a brokered private placement for 4 million units at a price of $0.35 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each whole warrant. Subsequently the warrants were extended until May 15, 2007. In addition, 400,000 warrants as well as 15,750 units were issued to the agent, as commission.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007
(Unaudited)

6. SHARE CAPITAL (Continued)

a)

Outstanding Warrants

As at February 28, 2007, the Company has four million shares purchase warrants outstanding, exercisable at $0.45 until May 15, 2007.

b)

Stock Options

A summary of changes in stock options since August 31, 2003 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, August 31, 2003	2,075,000	$0.25
Granted	680,000	0.36
Granted	50,000	0.52
Cancelled	(50,000)	0.35
Exercised	(150,000)	0.25
Balance, August 31, 2004	2,605,000	0.28
Cancelled	(50,000)	0.35
Balance, February 28, 2005	2,555,000	0.34
Granted	765,000	0.30
Balance, August 31 2005	3,320,000	0.33
Expired	(1,555,000)	0.25
Exercised	(40,000)	0.32
Balance, February 28, 2006	1,725,000	0.31
Granted	2,275,000	0.36
Cancelled	(325,000)	0.25
Exercised	(100,000)	0.32
Balance, August 31 2006	3,575,000	0.34
Granted	25,000	0.36
Balance, August 31 and February 28, 2007	3,600,000	$0.34

The following summarizes information about stock options outstanding at February 28, 2007:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
3,600,000	3.50 years	$0.34	3,600,000	$ 0.34

6.

SHARE CAPITAL (Continued)

b)

Stock Options

The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.15% (2006, 4.47%, 2005 – 3.5%), dividend yield of nil, volatility factor of 93.34% (2006, 95.67%), and a weighted average expected life of the options of 5 years (2006– 5 years). The weighted average fair value per share of options granted during 2006 was $0.36 (2006 - $0.27 ).

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, August 31, 2003	$ 360,827
Stock options granted	181,210
Stock options exercised	(14,870)
Balance, February 28, 2005	527,167
Stock options granted	127,087
Balance, February 28, 2006	654,254
Stock options granted	617,361
Stock options exercised	(26,980)
Balance, February 28, 2007	$1,244,635

7.   INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico. The consolidated provision for income taxes varies from the amount that would be computed from applying the combined Federal, Provincial and Mexican Income Tax rates to the net loss before taxes as follows:

	August 31, 2006	August 31, 2005
Combined statutory tax rate	33%	36%
Expected income tax recovery	$(376,746)	$(386,257)
Non-deductible differences	195,229	136,759
Effect of changes in tax rate	(181,698)	-
Unrecognized tax losses	363,215	249,498
Income tax provision	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	August 31, 2006	August 31, 2005
Mineral properties	$ 867,160	$ 897,870
Loss available for future periods	2,151,077	2,544,822
Valuation allowance	(3,018,237)	(3,442,692)
Net future income tax asset	$ -	$ -

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007
(Unaudited)

7.

INCOME TAXES (Continued)

The Company has Canadian and Mexican non-capital losses of approximately $6,752,000 which may be carried forward and applied against taxable income in future years. These losses expire as follows:

2007	$ 279,000
2008	$ 738,000
2009	$ 682,000
2010	$ 1,003,000
2011	$ 665,000
2012	$ 1,185,000
2013	$ 257,000
2014	$ 661,000
2015	$ 697,000
2026	$ 585,000

8.

RELATED PARTY TRANSACTIONS

a)

Accounts payable and accrued liabilities include $3,382 (2006-$3,382) due to companies controlled by a director.

b)

During the six months ended February 28, 2007, the Company paid $60,000 (2006 – $60,000) recorded as management fees for geological and management services to a company controlled by a director.

c)

During the six months ended February 28, 2007, the Company paid $25,994 (2006 - $23,273) in wages and benefits to a director.

d)

During the six months ended February 28, 2007, the Company paid $26,000 (2006-$21,000) in respect of office and administration costs to a management company controlled by a director of the Company.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2006
(Unaudited)

9.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration. All mineral properties are    located in Mexico. All option proceeds are attributable to the Mexican mineral properties. Assets by   geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL
February 28, 2007
Current assets	$1,131,051	$78,959	$ 1,210,010
Capital assets	13,554	41,228	54,782
Mineral property costs	-	3,172,069	3,172,069
Total assets	1,144,605	3,292,256	4,436,861
Interest income	21,079	482	21,561
Net loss	226,180	104,957	331,137
February 28, 2006	$1,929,219	$52,806	$ 1,982,025
Current assets
Capital assets	10,239	32,702	42,941
Mineral property costs	-	2,447,074	2,447,074
Total assets	1,939,458	2,532,582	4,472,040
Interest income	18,501	95	18,596
Net loss	210,393	95,237	305,630

10.

COMPARATIVE INFORMATION

Certain comparative information has been reclassified to agree to the disclosure adopted in the current year.

11.

SUBSEQUENT EVENTS

On April 20, 2007, the Company closed a private placement of 16,618,000 units at a price of $0.40 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45 for each warrant. Once resale restrictions on the Shares having expired and upon Golden Goliath's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the Warrants will expire 30 days from the date of providing such notice. The Company engaged Bolder Investment Partners, Ltd. as agent. They received a commission of $351,235 in cash and 252,476 Units, having the same terms as those issued pursuant to the private placement, as well as 1,482,250 agent’s warrants exercisable at $0.45 per share for two years.

Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Period Ending February 28, 2007

The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the second quarter ended February 28, 2007 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitute forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations. The Company’s properties are all located in the State of Chihuahua, Mexico. Activities include acquiring mineral properties and conducting exploration programs. The mineral exploration business is risky and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the months of December 2006, January & February 2007, the Company was conducting a program of underground rehabilitation and sampling and also conducting Induced Polarization and Magnetic geophysical surveys on the Las Bolas property. In addition the Company was also searching for a suitable diamond drilling contractor for an exploration drilling program on the Las Bolas, San Timoteo and La Reforma properties.

Las Bolas Property

The geophysical surveys on the Las Bolas property were completed in order to extend the geophysics coverage from the Arbolito shaft some two kilometres to the west of the area of the old El Manto mine, where very encouraging reverse circulation drill results were obtained in the Spring of 2006. A new survey grid between the Arbolito shaft and El Manto mine workings was completed in December in preparation for the geophysics crew. Induced Polarization and magnetic surveys were completed in early January 2007, which helped to define additional drill targets for the next round of drilling.

Throughout the fall of 2006 and the first part of 2007, work was also underway on the Las Bolas property to excavate some of the vertical shafts and tunnels near the Las Bolas mine, including the Arbolito shaft where samples of extremely high grade silver sulphide ore were found in the old dumps. The Mesa Secca shaft, located about 350 metres east of Arbolito, and the San Andreas shaft located 350 metres northeast of Arbolito were also part of this effort.

This rehabilitation also included various sublevels of the extensive Las Bolas mine workings. In December, the rehab crew accessed a new area of these workings that hosts extensive breccia and vein mineralization which looks very favourable. These irregular tunnels, raises and stopes lie just west of the Arbolito Shaft, occur about 50 metres below the surface and extend for a total length of about 60 metres. The exposure is a chaotic breccia zone with numerous irregular quartz veins and hosts both sulphide and oxide mineralization. Only a few preliminary samples were taken prior to Christmas as work to make the area safe was still underway. Extensive surveying, mapping and detailed rock sampling of this new zone took place in January, 2007.

Six preliminary samples were taken in December from the new underground zone of visible mineralization by Company geologist Daniel Serrano. These samples cut across exposed quartz veins ranging from 0.3 to 0.6 meters in width along a 10 metre section of the workings that was safe to enter. The Company received these assays in early January and were very encouraged by the results, which are tabulated below.

Sample Number	Sample Width metres	Gold Grade Gm / tonne	Silver Grade Gm / tonne	Silver Grade oz / ton
738326	0.30	1.37	2010	58.29
738327	0.50	0.05	1350	39.15
738328	0.25	0.79	1260	36.54
738329	0.50	0.05	833	24.16
738330	0.30	2.48	1045	30.31
730331	0.60	0.05	780	22.62

The rehabilitation crew worked over the Christmas break to make the new working safe to enter. Early in January, Company geologist Javier Araiza conducted detailed geological mapping and surveying of the newly opened workings. The exposure is a chaotic breccia zone in fractured andesitic volcanic rocks, with propylitic and argillic alteration containing numerous irregular quartz veins and veinlets. The zone hosts both sulphide and oxide mineralization, but sulphide mineralization is predominant. Ing. Araiza also collected the 127 chip samples from all areas of the workings in order to obtain the most representative data possible without a bulk sample. Sample lengths varied from 0.8 to 4.0 metres and the sum total length of all 127 samples was 179.51 metres. Samples were analyzed by fire assay at the Chemex laboratory in Vancouver B.C.

Silver values ranged from a low of less than 5 gm/tonne (in three samples) to a high of 2,820 gm/tonne, with a total of 18 samples containing over 1,000 gm silver per tonne. Gold values ranged from less than 0.05 gm/tonne to a high of 4.95 gm/tonne. Individual assays included:

Sample Number	Sample Width metres	Gold Grade Gm / tonne	Silver Grade Gm / tonne	Silver Grade oz / short ton
711075	2.2	0.35	1,245	36.11
711078	2.0	0.39	1,295	37.56
711138	1.1	0.83	1,320	38.28
711095	1.6	1.28	619	17.95
711112	1.2	4.95	393	11.40

Sample Number	Sample Width metres	Gold Grade Gm / tonne	Silver Grade Gm / tonne	Silver Grade oz / short ton
711153	2.0	2.69	361	10.47

The overall weighted average of the 127 chip samples is 0.21 gm gold/tonne + 412.30 gm silver/tonne over 180.71 metres, or 0.006 oz gold/ton + 11.96 oz silver/ton over 592.87 feet. The Company was very pleased with these results.

In February, additional assay results from three other newly rehabilitated underground zones were also received. Two of these newly sampled areas lie below the New High Grade Zone (NHGZ), along the Las Bolas mine workings. The first of these two zones occurs about 50 metres vertically below and150 metres west of the NHGZ. Twelve contiguous chip samples taken from this 15 metre stretch of the Las Bolas mine returned a weighted averaged of 280.60 gm silver/tonne with 0.27 gm gold/tonne. The second of the newly sampled Las Bolas working zones also occurs about 50 metres below the NHGZ, but extends about 25 metres further to the east. This 35 metre zone has a weighted average of 43.61 gm silver/tonne with 0.49 gm gold/tonne, including a 3.1 metre section that averages 243.95 gm silver/tonne and 2.84 gm gold/tonne. The third area of new results lies just above and 50 metres to the west of the NHGZ in an extension of the Gambusino mine workings. A total of 28.35 metres of chip samples were collected from these non-linear workings. The overall weighted average of all 28.35 metres is 1090.97 gm silver/tonne and 0.67 gm gold/tonne.

In February, the Company also received the results of the new Induced Polarization geophysical survey completed in the Las Bolas – El Manto area, which was commissioned in order to aid in the selection of drill targets. The results show a distinctive signature coincident with the New High Grade Zone at a depth of 75 metres below surface. The Company is very pleased that this anomaly extends at least 700 metres from the NHGZ into an area not previously drilled. A minimum of two drill holes are planned to test this extension of the NHGZ anomaly.

Other Properties

No significant work was conducted on the Company’s other properties during the period of December 1, 2006 to February 28, 2007.

Results of Operation

For the second quarter ended February 28, 2007, the Company incurred a net loss of $171,367 compared to a net loss of $159,770 during the first quarter. The significant difference between the two quarters was an increase of $11,524 in office and general expenses and an increase of $14,827 in professional fees related to the Company’s audit and AGM being completed during the quarter.

As of February 28, 2007, deferred mineral property exploration costs totalled $2,837,097 compared to $2,638,679 at August 31, 2006. For the first two quarters, the Company incurred a total of $198,418 in exploration expenditures including $26,903 on drilling, $26,203 on assaying, $47,634 doing geology and mapping, $26,742 on salaries and $21,962 on road construction and site preparation mainly on its San Timoteo and Las Bolas properties.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles with the figures for each quarter on a cumulative year-to-date basis in Canadian dollars.

Quarter Ending	Revenue	Net Loss	Net Loss per Share
February 28, 2007	Nil	331,137	0.01
November 30, 2006	Nil	159,770	0.00
August 31, 2006	Nil	1,131,374	0.03
May 31, 2006	Nil	417,123	0.01
February 28, 2006	Nil	305,630	0.01
November 30, 2005	Nil	135,689	0.01
August 31, 2005	Nil	1,072,936	0.03
May 31, 2005	Nil	455,009	0.01

NOTE:       There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in net loss in August 2005 represent write downs of mineral property costs and the increase in August 2006 is a result of a stock based compensation charge.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,152,811 at February 28, 2007 compared to a working capital position of $1,677,930 at August 31, 2006. The Company’s cash and short term investment position at February 28, 2007 was $1,163,672. The decrease in working capital was a result of ongoing operations.

In April the Company completed a combined brokered and non-brokered private placement for total gross proceeds of $6,647,200. The financing consisted of units at a price of $0.40 per unit (a “Unit”). Each Unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45 for each warrant. Once resale restrictions on the shares having expired and upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days Golden Goliath may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release). All securities issued are subject to a hold period until August 21, 2007. Golden Goliath engaged Bolder Investment Partners Ltd. as agent and who received a commission of 7.5%, of which it elected to take 252,476 in Units, 1,482,250 Agent’s warrants were issued exercisable for a period of two years at a price of $0.45 per Agent’s warrant and a $7,500 cash work fee.

Capital Resources

Other than property taxes which are approximately $80,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured with no specific terms for repayment.

Accounts payable and accrued liabilities include $3,382 (2006 - $3,382) due to companies controlled by a director.

During the six months ended February 28, 2007, the Company paid $60,000 (2006: $60,000) for geological and management services to a company controlled by a director and paid $25,994 (2006: $23,273) in wages and benefits for geological services to a director.

A private company controlled by one of the directors charged $26,000 for the six months ended February 28, 2007 (2006: $21,000), in respect of rent and office administration costs on behalf of the Company. The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-ofproduction basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values. Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

There were no changes in accounting policy during the quarter.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so too does the underlying value of the Company’s gold and silver projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares. As of February 28, 2007, an aggregate of 42,283,561 common shares were issued and outstanding.

The Company has the following warrants outstanding as of February 28, 2007:

Number of Shares	Price per share	Expiry Date
4,000,000	$0.45	May 15, 2007

As of February 28, 2007, the Company had 3,600,000 incentive stock options outstanding with a weighted average remaining contractual life of 3.50 years at a weighted average exercise price of $0.34.

Investor Relations

Directors and officers of the Company all participate in investor relations activities. In addition, the Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.

Form 52 – 109F2– Certification of Interim Filings

I, J. Paul Sorbara, President of Golden Goliath Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Golden Goliath Resources Ltd, (the issuer) for the interim period ending February 28, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)    designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)    designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE: April 30, 2007

“J. Paul Sorbara”

President

Form 52 – 109F2– Certification of Interim Filings

I, Stephen Pearce, a Director of Golden Goliath Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Golden Goliath Resources Ltd, (the issuer) for the interim period ending February 28, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE: April 30, 2007

“Stephen Pearce”

Director